UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 30, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Fifth Amended and Restated Promissory Grid Note

On April 30, 2017, we entered into a fifth amended and restated Promissory Grid Note (the “Fifth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Fifth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Fifth Amended and Restated Promissory Grid Note. The Fifth Amended and Restated Promissory Note replaces the earlier Fourth Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of January 31, 2017.

Availability

The Fifth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Fifth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of April 30, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Fifth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Fifth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Fifth Amended and Restated Promissory Grid Note is due and payable on July 30, 2017.

The foregoing description of the Fifth Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Fifth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Gramercy Homes, LLC

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of land that is currently entitled and permitted and intends to build and sell eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”).

Index Gramercy is managed by the principals of Index Real Estate Investment (“Index”), a real estate company. Index is a vertically integrated real estate firm specializing in property development in Los Angeles. Index has deployed more than $50M in development in Los Angeles. This is Fundrise Lending’s fourth deal with the sponsor.

The Index Gramercy Property is currently improved with three homes. The existing improvements will be demolished to build the eleven homes. The property received its Vesting Tentative Tract Map No. VTT-73680-SL approval for eleven homes on March 30, 2016 and their permit approval on April 5, 2017. Index Gramercy intends to break ground on the site in May 2017.

On the original closing date of the Index Gramercy Senior Loan, Index Gramercy was capitalized with approximately $3,870,812 of equity capital from the borrower. The Index Gramercy Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Index Gramercy Senior Loan being $10,000,000 and the amount being drawn as of the original closing date being $971,378. The Index Gramercy Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Index Gramercy Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current through the maturity date, January 1, 2019 (the “Index Gramercy Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Index Gramercy Senior Loan amount, paid directly by Index Gramercy.

Index Gramercy has the ability to extend the Index Gramercy Maturity Date for two periods of six months, subject to certain pay down thresholds. Additionally, Index Gramercy will be required to pay an extension fee consisting of 1.5% of the outstanding principal amount of the Index Gramercy Senior Loan. During the extension periods, the interest rate of the Index Gramercy Senior Loan will increase to 10.5% and 11.5% per annum, in the first and second extension period, respectively. The Index Gramercy Senior Loan may be prepaid in whole or in part without penalty during the term of the Index Gramercy Senior Loan.

The five Guarantors have provided customary bad boy carve-out guarantees as well as full recourse completion guarantees.

The Index Gramercy Senior Loan’s loan-to-cost ratio, or the LTC ratio, is approximately 72%. The LTC ratio is the initial draw amount of the Index Gramercy Senior Loan divided by the expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Index Gramercy Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 72.7%. The LTV ratio is the amount of the Index Gramercy Senior Loan divided by the April 12, 2017 CBRE appraised value of the Index Gramercy Property. There can be no assurance that such value is correct.

The Index Gramercy Property is located in the Hollywood submarket of Los Angeles, CA. The Index Gramercy Property is located on North Gramercy Place, one block west of Melrose and Western and one block from the Paramount Pictures Studio. The Property is located conveniently among Larchmont Village, Hollywood and Koreatown submarkets in Central Los Angeles.

As the Index Gramercy Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        May 2, 2017